Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
The Dreyfus/Laurel Funds, Inc.:

We have examined management's assertion, included
in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that The Dreyfus/Laurel Funds, Inc.
(the "Funds"), which is comprised of Dreyfus Core
Equity Fund, Dreyfus AMT-Free Municipal Reserves,
Dreyfus BASIC S&P 500 Index Fund, Dreyfus Bond Market
Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus
Money Market Reserves, Dreyfus Small Cap Value Fund,
Dreyfus Strategic Income Fund, and Dreyfus U.S. Treasury
Reserves (collectively the "Funds") complied with the
requirements of subsections (b) and (c) of Rule 17f-2
of the Investment Company Act of 1940 as of June 30,
2010 and from April 30, 2010 through June 30, 2010 with
respect to securities reflected in the investment accounts
of the Funds.  Management is responsible for the Funds'
compliance with those requirements.  Our responsibility
is to express an opinion on management's assertion about
the Funds' compliance based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Funds'
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances.  Included among our procedures were
the following tests performed as of June 30, 2010 and,
with respect to agreement of security purchases and sales,
for the period from April 30, 2010 (the date of our last
examination) through June 30, 2010:
1. 	Examination of The Bank of New York Mellon's
	(the "Custodian") security position reconciliations for
	all securities held by sub custodians and in book entry
	form;
2.	Confirmation of all securities hypothecated,
	pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities
	held in safekeeping by the Custodian but not included
	in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records
	and the Custodian's records as of June 30, 2010;
5.	Confirmation of all repurchase agreements with
	brokers/banks and agreement of underlying collateral
	with the custodian's records, and where responses were
	not received, inspection of documentation corresponding to
	subsequent cash payments;
6.      Confirmation of pending purchases for the Funds as of
	June 30, 2010 with brokers, and where responses were not
	received, inspection of documentation corresponding to
	subsequent cash payments;
7.	Agreement of pending sale activity for the Funds as of
	June 30, 2010 to documentation of corresponding subsequent
	cash receipts;
8.	Agreement of the Company's trade tickets for five purchases
	and five sales or maturities for the period April 30, 2010
	(the date of our last examination) through June 30, 2010,
	to the books and records of the Funds noting that they had
	been accurately recorded and subsequently settled;
9.	We reviewed BNY Mellon Global Asset Servicing Report on
	Controls Placed in Operation and Tests of Operating Effectiveness
	("SAS 70 Report") for the period January 1, 2009 through
	December 31,2009 and noted no relevant findings were reported in
	the areas of Asset Custody and Control; and
10.	We inquired of the Custodian who concurred that all control
	policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2010 through June 30, 2010. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2010 and from April 30, 2010 through June 30, 2010, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors and Shareholders of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
September 24, 2010




September 24, 2010


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Core Equity Fund, Dreyfus AMT-Free Municipal Reserves, Dreyfus BASIC S&P 500 Index Fund, Dreyfus Bond Market Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Money Market Reserves, Dreyfus Small Cap Value Fund, Dreyfus Strategic Income Fund, and
Dreyfus U.S. Treasury Reserves, each a series of The Dreyfus/Laurel Funds, Inc., (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies,
" of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of June 30, 2010 and from April 30,
2010 through June 30, 2010.Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2010 and from April 30, 2010 through June 30, 2010 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.

Jim Windels
Treasurer